                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 11-K


                                   (Mark One)

                  [x] ANNUAL REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                  For the fiscal year ended December 31, 1997


                                       OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                For the transition period from        to       .
                                               ------    ------

                         Commission File Number 1-5725

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

    Nichols-Homeshield 401(k) Savings Plan - Davenport


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    Quanex Corporation
    1900 West Loop South, Suite 1500
    Houston, Texas 77027
    (713) 961-4600

                       [DELOITTE & TOUCHE LLP LETTERHEAD]



                          INDEPENDENT AUDITORS' REPORT





The Benefits Committee
Quanex Corporation
Houston, Texas

Re:      Nichols Homeshield 401(k) Savings Plan - Davenport

We have audited the accompanying statements of net assets available for benefits of the Nichols Homeshield 401(k) Savings Plan - Davenport (the "Plan") as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1997 and (2) 5% reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/  DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP


May 22, 1998

                               QUANEX CORPORATION
               NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN - DAVENPORT

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                                      December 31,
                                                               -------------------------
                                                                   1997          1996
                                                               -----------   -----------
Assets:
    Investments, at fair value:
          Mutual fund assets:
               Fidelity Puritan Fund                           $   179,217   $   110,980
               Fidelity Magellan Fund                            2,375,863     1,760,422
               Fidelity Contrafund                               1,600,841     1,246,208
               Fidelity Growth and Income Fund                   4,034,185     2,559,618
               Fidelity Overseas Fund                              162,891       137,732
               Fidelity Balanced Fund                              860,519       596,493
               Fidelity Government Money Market Fund             2,952,770     2,734,735
               Templeton Foreign Fund                               41,351         6,157
          Quanex Corporation Common Stock                           75,423       133,135
          Fidelity Common/Commingled Trust                         170,695        54,097
                                                               -----------   -----------
                                                                12,453,755     9,339,577

    Participant loans                                              714,210       648,344
                                                               -----------   -----------
                          Total                                 13,167,965     9,987,921
                                                               -----------   -----------

    Employee contributions receivable                               55,672        58,327
    Employer contributions receivable                               73,098        64,956
                                                               -----------   -----------
                          Total                                    128,770       123,283
                                                               -----------   -----------

Net assets available for benefits                              $13,296,735   $10,111,204
                                                               ===========   ===========










                       See notes to financial statements.

                               QUANEX CORPORATION
               NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN - DAVENPORT

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS




                                                                Year Ended December 31,
                                                               -------------------------
                                                                   1997          1996
                                                               -----------   -----------

Investment income:
         Interest and dividends                                $   761,522   $   650,015
         Net appreciation in fair value of investments           1,199,903       383,311
                                                               -----------   -----------
                   Total income                                  1,961,425     1,033,326
                                                               -----------   -----------

Contributions:
         Employer                                                  705,375       650,140
         Less forfeitures                                            8,290         6,058
                                                               -----------   -----------
                                                                   697,085       644,082

         Employee                                                  731,024       656,881
                                                               -----------   -----------
                   Total contributions                           1,428,109     1,300,963
                                                               -----------   -----------

Interest on participant loans                                       50,003        43,543
                                                               -----------   -----------
                   Total additions                               3,439,537     2,377,832
                                                               -----------   -----------

Benefit payments                                                   251,373       460,800
Administrative fees                                                  2,633         2,909
                                                               -----------   -----------
                          Total deductions                         254,006       463,709
                                                               -----------   -----------

Increase in net assets available
  for benefits                                                   3,185,531     1,914,123

Net assets available for benefits:
         Beginning of year                                      10,111,204     8,197,081
                                                               -----------   -----------
         End of year                                           $13,296,735   $10,111,204
                                                               ===========   ===========






                       See notes to financial statements.

                               QUANEX CORPORATION
               NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN - DAVENPORT

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1997 AND 1996


A.        DESCRIPTION OF THE PLAN

         The following description of the Nichols-Homeshield 401(k) Savings Plan
         - Davenport (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

         (1) General. The Plan, sponsored by Quanex Corporation (the "Company"), was established on October 1, 1987 and was amended and restated in its entirety in January 1993. The Plan is a defined contribution plan, which covers substantially all union hourly employees of the Davenport, Iowa facilities. The Plan permits eligible employees to elect a deferral of compensation under Section 401(k) of the Internal Revenue Code ("Code"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

         (2) Contributions. Participants may elect to reduce the current level of his/her compensation from 1% to 15% by contributing on a pre-tax basis as defined by the Plan agreement. Participants may also contribute in half percentages. Company contributions are made based on a percentage of the employee's compensation for each individual with at least 1,000 hours of employment service.

         (3) Participant Accounts. Each participant's account is credited with the participant's contribution, the employer's contribution, and the participant's pro rata share of investment earnings. Investment earnings allocations are based on individual participant account balances as of the end of the period in which the income is earned.

         (4) Investment Options. Participants may direct allocations of their contributions to the following funds:

                  Government Money Market Fund - composed of short-term government obligations.

                  Balanced Fund - invested and reinvested in common and preferred stocks and bonds.

                  Growth and Income Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                  Magellan Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                  Contrafund - invested and reinvested in equities of foreign and domestic companies.

                  Overseas Fund - invested and reinvested in foreign securities.

                  Puritan Fund - invested and reinvested in common and preferred stocks and bonds.

                  Templeton Foreign Fund - invested and reinvested in foreign securities.

                  Quanex Corporation Common Stock - invested and reinvested exclusively in the common stock of Quanex Corporation.

                  Common/Commingled Trust - invested and reinvested in investment contracts issued by insurance companies, banks and other financial institutions.


         (5) Vesting. Participants are immediately vested in their contributions and earnings thereon. Vesting in the employer contribution is based on years of credited service. A participant is 20% vested for each year of credited service and fully vested after five years. If a participant terminates employment prior to becoming fully vested, the nonvested portion of the employer contributions are immediately forfeited by the participant and utilized to reduce future employer contributions.

         (6) Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. Upon termination of service, a participant may elect to receive a lump-sum distribution equal to the total amount of vested benefits in his or her account. As of December 31, 1997 and 1996, net assets available for benefits included benefits of $155,121 and $-0-, respectively, due to participants who had withdrawn from participation in the Plan.

         (7) Loans. Loans may be granted to a participant of the Plan at the Committee's discretion. Loan terms range up to five years or seven years if used for the purchase of a primary residence. The loans bear a reasonable rate of interest established by the Committee. Interest on the loan is allocated to the borrower's participant account. Loan set up fees and carrying fees are paid by the participant to Fidelity.

B.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Administrative Expenses. Administrative expenses of the Plan are paid by the Company. Loan set up fees and carrying fees are paid by the participant to Fidelity.

         (3) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price. The fair value of the common/commingled trust is at face value.

         (4) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in the net assets available for benefits during the reporting period. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

         (5)      Payment of Benefits. Benefit payments are recorded when paid.

C.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

D.       FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service ("IRS"). The Plan is a qualified trust under Sections 401(a) and 401(k) of the Code and, as a result, is exempt from taxation under Section 501(a) of the Code. The Plan received a favorable determination letter dated June 18, 1993 from the IRS. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, it believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

E.       RELATED PARTY TRANSACTIONS

         During the years ended December 31, 1997 and 1996, the Plan purchased and sold shares of Quanex Corporation common stock, as shown below:



                                   1997                                       1996
                                   ----                                       ----

                       Shares      Cost       Sales Price      Shares          Cost     Sales Price
                       ------   -----------   -----------      ------         -------   -----------

Purchases               2,101   $    60,399                       2,080   $    47,343
Sales                   4,284        96,290   $   135,865         2,566        57,083   $    68,951


         During the years ended December 31, 1997 and 1996, the Plan purchased and sold shares of Fidelity mutual fund assets, as shown below:




                                   1997                                     1996
                                   ----                                     ----

                    Shares         Cost       Sales Price     Shares         Cost       Sales Price
                  -----------   -----------   -----------   -----------   -----------   -----------
Purchases           6,215,536   $16,876,202                   2,530,179   $ 6,546,751
Sales               5,946,135    14,851,548   $15,003,060     2,579,692     5,143,714   $ 5,203,939



         During the years ended December 31, 1997 and 1996, the Plan purchased and sold shares of Fidelity Common/Commingled Trust, as shown below:



                                   1997                                     1996
                                   ----                                     ----

                    Shares         Cost       Sales Price     Shares         Cost       Sales Price
                  -----------   -----------   -----------   -----------   -----------   -----------
Purchases          1,810,215     $1,810,215                     41,203         $41,203
Sales              1,693,615      1,693,615    $1,693,615        7,481           7,481       $7,481

F.       SUPPLEMENTAL FUND INFORMATION

         Contributions, benefit payments and investment income by fund were as follows for the years ended December 31:




                                                       1997         1996
                                                   ----------   ----------

Employee Contributions:
           Fidelity Puritan Fund                   $   18,633   $   16,657
           Fidelity Magellan Fund                     143,283      118,572
           Fidelity Contrafund                        101,205      106,112
           Fidelity Growth and Income Fund            190,051      145,427
           Fidelity Overseas Fund                      15,451       14,133
           Fidelity Balanced Fund                      54,252       55,282
           Fidelity Government Money Market Fund      168,639      159,436
           Templeton Foreign Fund                       4,892          321
           Quanex Corporation Common Stock             22,566       15,366
           Fidelity Common/Commingled Trust            12,052       25,575
                                                   ----------   ----------
                                                   $  731,024   $  656,881
                                                   ==========   ==========





                                                       1997         1996
                                                   ----------   ----------
Employer Contributions:
           Fidelity Puritan Fund                   $   15,179   $   11,933
           Fidelity Magellan Fund                     114,616      101,857
           Fidelity Contrafund                         80,449       70,259
           Fidelity Growth and Income Fund            180,793      157,327
           Fidelity Overseas Fund                      15,443       13,193
           Fidelity Balanced Fund                      52,073       54,252
           Fidelity Government Money Market Fund      205,532      212,614
           Templeton Foreign Fund                       2,083          144
           Quanex Corporation Common Stock             19,083       11,896
           Fidelity Common/Commingled Trust            11,834       10,607
                                                   ----------   ----------
                                                   $  697,085   $  644,082
                                                   ==========   ==========



                                                       1997         1996
                                                   ----------   ----------
Benefit payments:
           Fidelity Puritan Fund                   $    3,750   $      130
           Fidelity Magellan Fund                      46,245       39,625
           Fidelity Contrafund                          4,335        3,339
           Fidelity Growth and Income Fund             37,597      115,206
           Fidelity Overseas Fund                         616          150
           Fidelity Balanced Fund                      32,967        1,525
           Fidelity Government Money Market Fund      120,192      297,894
           Templeton Foreign Fund                           0            0
           Quanex Corporation Common Stock              5,448        2,931
           Fidelity Common/Commingled Trust               223            0
                                                   ----------   ----------
                                                   $  251,373   $  460,800
                                                   ==========   ==========



                                                       1997         1996
                                                   ----------   ----------

Investment income:
           Fidelity Puritan Fund                   $   30,478   $   11,416
           Fidelity Magellan Fund                     458,867      162,646
           Fidelity Contrafund                        290,428      193,172
           Fidelity Growth and Income Fund            846,425      403,556
           Fidelity Overseas Fund                      12,335       12,496
           Fidelity Balanced Fund                     147,765       51,461
           Fidelity Government Money Market Fund      149,401      141,568
           Templeton Foreign Fund                          33          280
           Quanex Corporation Common Stock             20,355       54,625
           Fidelity Common/Commingled Trust             5,338        2,106
                                                   ----------   ----------
                                                   $1,961,425   $1,033,326
                                                   ==========   ==========

           ITEM 27-a SCHEDULE OF ASSETS HELD FOR INVESTMENTS PURPOSES
                             EIN: 38-1872178; PN 016

                               QUANEX CORPORATION
               NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN - DAVENPORT

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                             AS OF DECEMBER 31, 1997




                                               Shares/                     Current
                                              Par Value       Cost          Value
                                             -----------   -----------   -----------
Mutual Fund Assets - Fidelity Investments:
      Puritan Fund*                                9,248   $   162,091   $   179,217
      Magellan Fund*                              24,938     1,950,232     2,375,863
      Contrafund*                                 34,331     1,333,106     1,600,841
      Growth and Income Fund*                    105,884     2,861,887     4,034,185
      Overseas Fund*                               5,006       152,515       162,891
      Balanced Fund*                              56,354       782,384       860,519
      Government Money Market Fund*            2,952,770     2,952,770     2,952,770
      Templeton Foreign Fund*                      4,156        45,920        41,351
                                                           -------------------------

                  Total Mutual Fund Assets                  10,240,905    12,207,637

Quanex Corporation Common Stock*                   2,682        70,209        75,423
Fidelity Common/Commingled Trust*                170,696       170,696       170,695
Participant loans (bearing interest rates
   from 7.85% to 11%)                                          714,210       714,210
                                                           -------------------------


                  Total Investments                        $11,196,020   $13,167,965
                                                           =========================



* Party-in-Interest

   ITEM 27-d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS EIN 38-1872178; PN 016

                               QUANEX CORPORATION
                NICHOLS-HOMESHIELD 401(k)SAVINGS PLAN - DAVENPORT

               SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                             Series of Transactions






                                                                                                      Current
                         Total Number of                 Total Number of                              Value on        Net
                        Purchases During    Purchase    Sales During the    Selling      Cost of     Transaction     Gain
     Description         the Plan Year       Price         Plan Year         Price        Asset          Date        (Loss)
     -----------        ----------------   ----------   ----------------   ----------   ----------   -----------   ----------
Fidelity Investments:
Magellan*                     117          $3,310,975         63           $3,003,401   $2,983,238   $ 3,003,401   $   20,163

Contrafund*                    82           2,165,668         41            1,948,333    1,884,708     1,948,333       63,625

Growth & Income*              111           2,775,714         50            1,976,951    1,917,732     1,976,951       59,219

Overseas*                      57           1,547,796         26            1,526,159    1,526,856     1,526,159         (697)

Balanced*                      57             991,248         33              773,492      766,520       773,492        6,972

Gov't Money Mkt*              109           5,938,396         96            5,720,361    5,720,361     5,720,361            0

Common/Commingled              59           1,810,215         24            1,693,615    1,693,615     1,693,615            0
   Trust*

* Party-in-Interest

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                            Nichols-Homeshield 401(k) Savings Plan - Davenport



Date:  June 29, 1998                  /s/ Wayne M. Rose
                                      ------------------------------------------
                                      Wayne M. Rose, Benefits Committee

                                INDEX TO EXHIBITS


23.1                Independents Auditor's Consent